SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held October 3, 2005

To the Shareholders of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of the Company will be held at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujoun z/n, Curaçao, Netherlands Antilles, on October 3, 2005 at 10:00 am (Curaçao time), for the following purposes:

1.

To approve the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2004.

2.

To adopt the Company’s Consolidated Balance Sheet as of December 31, 2004 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

3.

To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2004.

4.

To elect the following slate of nominees to the Board of Directors of the Company to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ron Zuckerman, Dan Goldstein, Gad Goldstein, Naamit Salomon, Yacov Elinav, Uzi Netanel, Rammy Ringel, Yitzhak Sharir and MeesPierson Intertrust (Curaçao) N.V.

5.

To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2005.

6.

To transact such other business and to take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

The close of business on August 25, 2005 has been fixed as the record date of the Meeting.  All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors

Andrew Treitel

General Counsel and Corporate Secretary

Curaçao, Netherlands Antilles

August 30, 2005

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PROXY STATEMENT

_______________________________

Sapiens International Corporation N.V.

Landhuis Joonchi

Kaya Richard J. Beaujoun z/n

Curaçao, Netherlands Antilles

ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 3, 2005

This Proxy Statement is being furnished in connection with the solicitation by the board of directors (the “Board of Directors”) of Sapiens International Corporation N.V. (the “Company”) of proxies for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on October 3, 2005, or at any adjournment thereof.  Business at the Meeting is conducted in accordance with the procedures determined by the presiding officer and is generally limited to matters promptly brought before the Meeting by or at the request of the Board of Directors or its Chairman.

The Company’s Annual Report to Shareholders for the year ended December 31, 2004 (the “Annual Report”) is enclosed herewith.  The Company’s Consolidated Balance Sheet as of December 31, 2004, and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2004, are included in the Annual Report.

VOTING PROCEDURE

Each shareholder of record at the close of business on August 25, 2005 is entitled to notice of, and to vote at, the Meeting.  All holders of the Company's Common Shares entitled to vote at the Meeting are referred to herein as “Shareholders.”  Each Common Share held by such a Shareholder is entitled to one vote for each matter to be voted on at the Meeting.  The Articles of Incorporation of the Company state that no action may be taken at any General Meeting of Shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy.  If a quorum is not present in person or represented by proxy at any such meeting, a second general meeting shall be called to be held within two months, at which second meeting the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of Shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution.

Shares cannot be voted at the Meeting unless the owner of record is present in person or represented by proxy.  The Company is incorporated in the Netherlands Antilles and, as required by the laws thereof and the Company’s Articles of Incorporation, general meetings of shareholders must be held in Curaçao where the Company is established.  The enclosed proxy card is a means by which a Shareholder may authorize the voting of shares at the Meeting.  It may be revoked at any time by written notice to the Secretary of the Company before it is voted.  If it is not revoked, the shares represented will be voted in accordance with the proxy.  Proxies for use at the Meeting are being solicited by the Company’s Board of Directors.  Proxies are being mailed to Shareholders on or about September 2, 2005 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone or by other personal contacts.  The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

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On August 25, 2005 there were 12,790,602 Common Shares (par value 0.01 Euro per share) of the Company outstanding and entitled to vote.

AGENDA ITEMS

1.

Annual Report of Management

The Board of Directors’ Annual Report on the management of the business of the Company for the year ended December 31, 2004, which is enclosed herewith, is submitted to the Shareholders pursuant to the laws of the Netherlands Antilles.

A majority of the votes cast is required for the approval of the Board of Directors’ Annual Report.

The Board of Directors Recommends a Vote FOR Item 1

2.

Financial Statements

The Company’s Consolidated Balance Sheet as of December 31, 2004 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2004, are submitted to the Shareholders pursuant to the laws of the Netherlands Antilles and the Articles of Incorporation the Company adopted in conformity therewith.

A majority of the votes cast is required for the approval and adoption of the financial results as set forth in such financial statements.

The Board of Directors Recommends a Vote FOR Item 2

3.

Discharge of Board of Directors

The discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2004, is submitted to the Shareholders.

A majority of the votes cast is required for the discharge of the Board of Directors for the management of the affairs of the Company.

The Board of Directors Recommends a Vote FOR Item 3

4.

Election of Board of Directors

The slate of nominees for election to the Board of Directors of the Company, Ron Zuckerman, Dan Goldstein, Gad Goldstein, Naamit Salomon, Rammy Ringel, Yacov Elinav, Uzi Netanel, Yitzhak Sharir and MeesPierson Intertrust (Curaçao) N.V., is submitted to the Shareholders for election to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

Please consider the following information regarding the individuals who will comprise the Company’s Board of Directors, assuming the election of the 9 nominees.

Ron Zuckerman has served as a director of the Company since May 1991 and assumed the position of Chairman of the Board of Directors in January 1998. He served as Chief Executive Officer of the Company from January 1995 until March 31, 2000. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994. Mr. Zuckerman was a founder and served as Chairman of Precise Software Solutions Ltd. until it was acquired by Veritas in June 2003. Mr. Zuckerman serves as a Managing Partner of Magnum Communications Fund and the First Israeli Turnaround Fund.

Dan Goldstein has served as a director of the Company since March 2001. Mr. Goldstein has served as Chairman of the Board and Chief Executive Officer of Formula Systems (1985) Ltd. (“Formula”) since January 1985. Mr. Goldstein is also the chairman of the board of Matrix IT Ltd. and Formula Vision Technologies Ltd., and is a director of BluePhoenix Solutions Ltd., Magic Software Enterprises Ltd. and of other companies which are subsidiaries and affiliates of Formula (such companies, together with Formula, the “Formula Group”).

Gad Goldstein has served as a director of the Company since July 2002. Mr. Goldstein has been President of Formula since 1995 and a director of Formula since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. Mr. Goldstein is Chairman of the Board of BluePhoenix Solutions Ltd. and serves as a director of Matrix IT Ltd., Magic Software Enterprises Ltd., Formula Vision Technologies Ltd. and other companies in the Formula Group. Gad Goldstein is the brother of Dan Goldstein.

Naamit Salomon has served as a director of the Company since September 2003. Ms. Salomon has been Vice President, Finance of Formula since 1997. Ms. Salomon also serves as a director of Magic Software Enterprises Ltd. and BluePhoenix Solutions Ltd. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group.

Rammy Ringel has served as a director of the Company since September 2003. Mr. Ringel is a Managing Director of Trigger Consulting Ltd. (“Trigger”), a management consulting firm specializing in business strategy, business development and mergers and acquisitions in international markets. Mr. Ringel co-founded Trigger in 1995. From 1987 to 1995, he worked as a consultant and then partner at Shaldor Ltd., an Israeli strategic management consulting firm. From 1984 to 1986, Mr. Ringel was employed as a software engineer by Israeli Aircraft Industries.  Mr. Ringel is an independent director.

Yacov Elinav has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Diur B.P. Ltd. since 2003.  Diur B.P. Ltd. is the real estate subsidiary of Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges.  For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  Since August 1994, Mr. Elinav has served as a director of DS Securities and Investments, Ltd. and DS Mutual Funds Ltd., and since 2004, has served as Chairman of their Boards of Directors. Mr. Elinav also serves on the Board of Directors of several other public and private companies.  Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005, as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. since 2004 and as Chairman of the Executive Committee of Carmel Olephines since 2004.  From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund.  From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of Israel Oil Refineries, Frutarom Industries and Caeserea-Vardinon Textiles.  Mr. Netanel is an independent director.

Yitzhak Sharir has served as a director of the Company since July 2002. Mr. Sharir joined the Company as President and Chief Executive Officer in November 2000.  From 1994 to 2000, Mr. Sharir served as General Manager of Nilit Industries.  Prior to joining Nilit, Mr. Sharir served as President & CEO of Orlite Industries from 1990 through 1994. Mr. Sharir also served as Executive Vice President and General Manager of Oshap Technologies (1985-1989), Vice President Technology of Urdan Industries (1983-1985), and manager of engineering teams at Israel Aircraft Industries and Israel’s Nuclear Research Center.

MeesPierson Intertrust (Curaçao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles.  It and its predecessors, most recently Intertrust (Curaçao) N.V., have provided the Company with corporate-related services since April 1990, including but not limited to serving in the past as the Company’s transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents with the governmental authorities in the Netherlands Antilles.

A majority of the votes cast is required for the election of the Board of Directors.

The Board of Directors Recommends a Vote FOR Item 4

5.

Appointment of Auditors

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has been selected by the Board of Directors as independent public accountants to audit the accounts of the Company for the year 2005.

A majority of the votes cast is required for the approval of the appointment of Kost Forer Gabbay & Kasierer as independent public accountants to audit the accounts of the Company for the year 2005.

The Board of Directors Recommends a Vote FOR Item 5

6.

Other Matters

The Board of Directors knows of no other matters to be presented at the Meeting.  If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors

Yitzhak Sharir

President and Chief Executive Officer

Curaçao, Netherlands Antilles

August 30, 2005

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  September 6, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary